As filed with the United States Securities and Exchange Commission on October 21, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

VIPSHOP HOLDINGS LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
United States
Tel: (212) 750-6474
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100
It is proposed that this filing become effective under Rule 466

☒ immediately upon filing                   ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing a specified number or fraction of Class A ordinary shares of Vipshop Holdings Limited	800,000,000	$0.05	$40,000,000	$4648
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-180029.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement and incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Paragraph (14) and (15)

	(iii)	The procedure for collecting and distributing dividends	Face of Receipt, Paragraphs (2), (4), (8), (9), Reverse of Receipt – Paragraph (13) and (21)

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt, Paragraphs (12) Reverse of Receipt, Paragraphs (14), (15) and (21)

	(v)	The sale or exercise of rights	Face of Receipt, Paragraphs (2), (6), (9) Reverse of Receipt, Paragraph (13) and (21)

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, Paragraphs (3), (4), (6), (8) and (9) Reverse of Receipt, Paragraph (13) and (16)

(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt, Paragraph (20) and (21) (no provision for extension)

(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt, Paragraphs (12)

(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt, Paragraphs (2), (4), (6) and (8) Reverse of Receipt, Paragraph (22)

	(x)	Limitation on the depositary’s liability	Face of Receipt, Paragraph (10) Reverse of Receipt, Paragraph (15), (16) , (17) and (18)

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt, Paragraph (9)

Item 2. AVAILABLE INFORMATION

Required Information		Location in Form of Receipt Filed Herewith as Prospectus

(b)	Periodic reporting requirements and certain reports filed with the Commission	Face of Receipt, Paragraph (12)

Vipshop Holdings Limited is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the Commission.  These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Deposit Agreement by and among Vipshop Holdings Limited, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Previously filed as Exhibit (a) to Form F-6 (File No. 333-180029), dated March 9, 2012 and incorporated herein by reference.

(a)(2)	Form of Amendment to Deposit Agreement including the form of American Depositary Receipt. - Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Vipshop Holdings Limited, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 20, 2014.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing a specified number or fraction of Class A ordinary shares of Vipshop Holdings Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Vipshop Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, People’s Republic of China, on October 20, 2014.

Vipshop Holdings Limited

By:	/s/ Eric Ya Shen
Name:	Eric Ya Shen
Title:	Chief Executive Officer

POWERS OF ATTORNEY

Know all persons by these presents that each person whose signature appears below constitutes and appoints Eric Ya Shen and Donghao Yang, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on October 20, 2014.

Signatures	Capacity

/s/ Eric Ya Shen	Chairman of the Board of Directors, Chief Executive Officer
Eric Ya Shen

/s/ Arthur Xiaobo Hong	Vice Chairman of the Board of Directors, Chief Operating Officer
Arthur Xiaobo Hong

/s/ Bin Wu	Director
Bin Wu

/s/ Jacky Xu	Director
Jacky Xu

/s/ Frank Lin	Director
Frank Lin

/s/ Xing Liu	Director
Xing Liu

/s/ Nanyan Zheng	Director
Nanyan Zheng

/s/ Kathleen Chien	Director
Kathleen Chien

/s/ Chun Liu	Director
Chun Liu

/s/ Donghao Yang	Chief Financial Officer
Donghao Yang

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Vipshop Holdings Limited, has signed this Registration Statement in New York, on October 20, 2014.

Authorized U.S. Representative

By:	/s/ G. Manon
	Name:	G. Manon
	Title:	Service of Process Officer Law Debenture Corporation Services Inc.

INDEX TO EXHIBITS

Exhibit Number
(a)(2) Form of Amendment to Deposit Agreement (d) Opinion of counsel to the Depositary (e) Rule 466 Certification